UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                   SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                         (Amendment No. _________)*

                            TGC Industries, Inc.
  ________________________________________________________________________

                              (Name of Issuer)
                8-1/2% Senior Convertible Preferred Stock; and
                Common Stock (new), $.01 par value per share
  ________________________________________________________________________
                       (Title of Class of Securities)
                                  872417308
                    ____________________________________
                               (CUSIP Number)

                                 02-23-2004
           -------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this
  Schedule is filed:

       --      Rule 13d-1(b)
       -X      Rule 13d-1(c)
       --      Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise of subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  CUSIP No. 872417308              13G                       Page 2 of 4
  -----------------------------------------------------------------------
  (1)  Names of Reporting Persons.
       I.R.S. Indentification Nos. of above persons (entities only).

       Sidney Todres
  ------------------------------------------------------------------------
  (2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
  ------------------------------------------------------------------------
  (3)  SEC Use Only
  ------------------------------------------------------------------------
  (4)  Citizenship or Place of Organization

       United States
  ------------------------------------------------------------------------
   Number of      (5)  Sole Voting Power       427,735
    Shares        --------------------------------------------------------
  Beneficially    (6)  Shared Voting Power       -0-
   Owned by       --------------------------------------------------------
     Each         (7)  Sole Dispositive Power  427,735
   Reporting      --------------------------------------------------------
  Person With:    (8)  Shared Dispositive Power  -0-
  ------------------------------------------------------------------------
  (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

       427,735 includes 300,000 shares of 8-1/2% Senior Convertible Preferred Stock (immediately convertible into Common Stock on a one-for-one basis); and 127,735 shares of Common Stock (New), $.01 par value, per share for a total of 427,735 Common shares, if fully converted.
  ------------------------------------------------------------------------
  (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

  ------------------------------------------------------------------------
  (11) Percentage of Class Represented by Amount in Row (9)

       7.13%
  ------------------------------------------------------------------------
  (12) Type of Reporting Person (See Instructions)

       Individual
  ------------------------------------------------------------------------











  CUSIP No. 872417308              13G                       Page 3 of 4
  -----------------------------------------------------------------------

       Item 1.

              (a)   Name of Issuer:  TGC Industries, Inc.

              (b)   Address of Issuer's Principal Executive Offices:
                    1304 Summit, Suite 2, Plano, Texas 75074

       Item 2.

              (a)   Name of Person Filing:  Sidney Todres

              (b)   Address of Principal Business Office or, if none,
                    Residence:  250 Park Avenue, New York, New York 10177

              (c)   Citizenship:  United States

              (d)   Title of Class of Securities:  8-1/2% Senior
                    Convertible Preferred Stock and Common Stock (New), $.01 par value per share

              (e)   CUSIP Number:  872417308

       Item 3. If this statement is filed pursuant to Sections 240.13d-1(b)or 240.13d-2(b) or (c), check whether
                    the person filing is a:      Not Applicable

       Item 4.      Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
  Item 1.

              (a) Amount beneficially owned: 427,735 shares, consisting of 300,000 shares of 8-1/2% Senior Convertible Preferred Stock (immediately convertible into Common Stock on a one-for-one basis) and 127,735 shares of Common Stock (New), for a total of 427,735 Common shares, if fully converted.

              (b)   Percent of class:  7.13%

              (c)   Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote
                          427,735

                    (ii)  Shared power to vote or to direct the vote   -0-

                    (iii) Sole power to dispose or to direct the
                          disposition of   427,735

                    (iv)  Shared power to dispose or to direct the
                          disposition of   -0-


  CUSIP No. 872417308              13G                       Page 4 of 4
  -----------------------------------------------------------------------

       Item 5.      Ownership of Five Percent or Less of a Class
                    Not Applicable

       Item 6.      Ownership of More than Five Percent on Behalf of
                    Another Person.
                    Not Applicable

       Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                    Not Applicable

       Item 8.      Identification and Classification of Members of the
                    Group.
                    Not Applicable

       Item 9.      Notice of Dissolution of Group
                    Not Applicable

       Item 10.     Certification

              (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

                       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                            SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                02/26/04
                                      ____________________________________
                                                  Date

                                              /s/ Sidney Todres
                                      ____________________________________
                                                  Signature

                                                Sidney Todres
                                      ____________________________________
                                                    Name

  todres13g.txt.wpd